Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 29, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Frank Buda

Re:	BNY Mellon Absolute Insight Funds, Inc.

(File Nos.: 333-225207 and 811-23036)

Ladies and Gentlemen:

On behalf of BNY Mellon Absolute Insight Funds, Inc. (the "Registrant"), on or about July 2, 2018 we plan to file Pre-Effective Amendment No. 2 (the "Amendment") to the Registrant's Registration Statement on Form N-14 (the "Registration Statement") related to the reorganization of Dreyfus Intermediate Term Income Fund (the "Fund"), a series of Dreyfus Investment Grade Funds, Inc., into BNY Mellon Insight Core Plus Fund (the "Acquiring Fund"), a series of the Registrant (the "Reorganization"). The filing will be marked to show changes from the version of the Prospectus/Proxy Statement filed as part of the Registrant's Registration Statement on Form N-14 (the "Registration Statement") filed on May 25, 2018. The revisions will consist primarily of changes made in response to the comments given telephonically by Frank Buda of the staff (the "Staff") of the Securities and Exchange Commission to David Stephens and Max Vogel of this office on June 22, 2018. Set forth below are the comments provided by Mr. Buda and the Registrant's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

Questions and Answers

1.	Staff Comment: The first sentence of the answer to the question "What are the expected benefits of the proposed reorganization for me?" states: "The Company's Board of Directors believes that the reorganization will permit Fund shareholders to pursue substantially similar investment goals in a larger combined fund with approximately $578.7 million in net assets, as of April 30, 2018." The Staff believes that this disclosure is potentially misleading as it could be read to suggest that the Fund is being merged into a larger fund. Accordingly, please clarify this and other similar disclosure throughout the Prospectus/Proxy Statement.

Response: The above-referenced disclosure and other similar disclosure will be revised in the Amendment to describe the expected benefits of the proposed reorganization for shareholders in a manner that does not potentially suggest that the Acquiring Fund is larger than the Fund. In addition, the following disclosure will be added to the response to the above-referenced question and other relevant disclosures in the Amendment:

Although the Fund has more assets than the Acquiring Fund (the Fund had approximately $537.2 million and the Acquiring Fund had approximately $41.5 million in net assets, as of April 30, 2018), …

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Securities and Exchange Commission

June 29, 2018

2.	Staff Comment: The seventh sentence of the answer to the question "What are the expected benefits of the proposed reorganization for me?" states: "Management believes that, as a result of becoming shareholders in a larger combined fund, the reorganization should enable Fund shareholders to benefit from the spreading of fixed costs across a larger asset base, which may result in a reduction of shareholder expenses." Please provide, in the disclosure, an example of such fixed costs. In addition, please supplementally explain why the spreading of fixed costs across a larger asset base is a benefit to the Fund, which is substantially larger than the Acquiring Fund.

Response: The above-referenced disclosure will be revised in the Amendment as follows:

~~Management believes that, as a result of becoming~~Although the Fund has more assets than the Acquiring Fund (the Fund had approximately $537.2 million and the Acquiring Fund had approximately $41.5 million in net assets, as of April 30, 2018), management believes that by combining the Fund with the Acquiring Fund, Fund shareholders ~~in a larger combined fund, the reorganization~~ should ~~enable Fund shareholders~~be able to benefit from the spreading of fixed costs (such as custodian and professional fees) across a larger asset base, which may result in a reduction of shareholder expenses, and more efficient portfolio management and certain operational efficiencies.

Based on the assets of each fund as of April 30, 2018, management estimates that "Other expenses" for each of Class A and Class C shares of the combined fund would be lower than, and "Other expenses" for each of Class I and Class Y shares of the combined fund would be approximately the same as, "Other expenses" of the corresponding class of shares of the Fund, as shown in the fee table for each respective share class.

3.	Staff Comment: The first sentence of the answer to the question "Who will pay the expenses of the proposed reorganization?" states:

Because of the expected benefits to shareholders of the Fund as a result of the reorganization (e.g., permitting Fund shareholders to pursue substantially similar investment goals in a larger combined fund that had a lower expense ratio for each class of shares, based on the expenses of each fund as of the fund's most recent fiscal year end and as of April 30, 2018 (the Acquiring Fund's fiscal year end), and a comparable performance record generally), expenses relating to the reorganization will be borne by the Fund, whether or not the reorganization is consummated.

The Staff notes the potentially misleading language suggesting that the Acquiring Fund is larger than the Fund, and requests that this disclosure be revised to focus on the Acquiring Fund's lower management fee and the estimated lower expense ratios of the combined fund to support the rationale for having Fund shareholders bear the costs of the Reorganization.

Response: The above-referenced disclosure will be revised in the Amendment as follows:

Because ~~of the expected benefits to shareholders of the Fund as a result of~~ the reorganization ~~(e.g., permitting~~will permit Fund shareholders to pursue substantially similar investment goals in a ~~larger~~ combined fund that ~~had a lower expense ratio for each class of shares, based on the expenses of each fund as of the fund's most recent fiscal year end and as of April 30, 2018 (the Acquiring Fund's fiscal year end), and a comparable performance record generally)~~has a lower management fee and is estimated to have lower total expense ratios than the Fund, expenses relating to the reorganization will be borne by the Fund, whether or not the reorganization is consummated.

Securities and Exchange Commission

June 29, 2018

4.	Staff Comment: In the answer to the question "Who will pay the expenses of the proposed reorganization?", please clarify that Dreyfus has agreed to limit expenses of the Acquiring Fund only until April 30, 2019, at which time the Acquiring Fund's net expense ratio could increase.

Response: Management calculated the estimated monthly time periods it would take for a Fund shareholder to start to realize the lower expense ratios based on the pro forma expense ratios of the combined fund, not those of the Acquiring Fund (as currently described in the Prospectus/Proxy Statement), and this disclosure will be revised accordingly in the Amendment. The reference to the termination date of the expense limitation in effect with respect to the Acquiring Fund and the potential effect on expenses of the Acquiring Fund, therefore, is not relevant to this disclosure. However, the second paragraph of the answer to the question "Will the proposed reorganization result in a higher management fee or higher total fund expenses?" and corresponding disclosure will be revised in the Amendment as follows:

Dreyfus has contractually agreed, until April 30, 2019, to waive receipt of its fees and/or assume the expenses of the Acquiring Fund, so that the expenses of none of the Acquiring Fund's classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 0.45%. On or after April 30, 2019, Dreyfus may terminate the expense limitation in effect for the Acquiring Fund at which point the annual expense ratio of the Acquiring Fund may go up. Dreyfus also has contractually agreed, until November 30, 2018, to waive receipt of its fees and/or assume the direct expenses of the Fund's Class I and Class Y shares, so that the expenses of the Fund's Class I and Class Y shares (excluding taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 0.55% and 0.50%, respectively. On or after November 30, 2018, Dreyfus may terminate the expense limitation in effect for the Fund's Class I and Class Y shares at which point the annual expense ratio of the Fund's Class I and Class Y shares may go up.

5.	Staff Comment: The third sentence of the answer to the question "How does the Company's Board of Directors recommend I vote?" states:

These potential benefits include permitting Fund shareholders to pursue substantially similar investment goals in a larger combined fund that has a lower management fee and had, with respect to its Class A, Class C, Class I and Class Y shares, lower net annual expense ratios, and is estimated to have lower total expense ratios after the reorganization, than the Fund's Class A, Class C, Class I and Class Y shares, respectively, based on the expenses of each fund as of the fund's most recent fiscal year end. (emphasis added)

Securities and Exchange Commission

June 29, 2018

Please supplementally explain the intended meaning of the emphasized disclosure and what, if anything, such disclosure is intended to limit.

Response: As disclosed elsewhere in the Prospectus/Proxy Statement, the Acquiring Fund and the Fund have fiscal year ends of April 30 and July 31, respectively. The emphasized language is intended to account for the fact that the Acquiring Fund and the Fund have different fiscal year ends. The above-referenced disclosure will be revised in the Amendment as follows:

These potential benefits include permitting Fund shareholders to pursue substantially similar investment goals in a ~~larger~~ combined fund that has a lower management fee and ~~had, with respect to its Class A, Class C, Class I and Class Y shares, lower net annual expense ratios, and~~ is estimated to have lower total expense ratios after the reorganization~~, than the Fund's Class A, Class C, Class I and Class Y shares, respectively, based on the expenses of each fund as of the fund's most recent fiscal year end~~ than the Fund.

Prospectus/Proxy Statement

6.	Staff Comment: The second sentence of the fourth to final paragraph before the Table of Contents states: "The Acquiring Fund's Prospectus and the financial statements contained in its Annual Report are incorporated into this Prospectus/Proxy Statement by reference." Please add that the Acquiring Fund's Statement of Additional Information also is incorporated by reference.

Response: The above-referenced disclosure will be revised in the Amendment as follows:

The Acquiring Fund's Prospectus, current Statement of Additional Information and the financial statements contained in its Annual Report are incorporated into this Prospectus/Proxy Statement by reference.

7.	Staff Comment: Please incorporate the substance of Exhibit B, Comparison of Fundamental Investment Restrictions of the Acquiring Fund and the Fund, into the body of the Prospectus/Proxy Statement. The Staff believes that the differences in fundamental investment restrictions between the Acquiring Fund and the Fund will be one of the primary considerations for shareholders in deciding whether to approve the proposed reorganization.

Response: In the Amendment, the substance of Exhibit B will be incorporated into the body of the Prospectus/Proxy Statement immediately following Summary—Investment Risks.

8.	Staff Comment: The Staff notes that certain of the Principal Risks of the Acquiring Fund and the Fund are preceded by a parenthetical stating, for example, that such risk is "[n]ot a principal risk of the Fund," yet thereafter state that the risk factor applies to both the Acquiring Fund and the Fund. Please clarify this apparent inconsistency.

Securities and Exchange Commission

June 29, 2018

Response: Certain risk factors are not listed in the prospectus of the Acquiring Fund or the Fund, as the case may be, as "principal" risks, but rather only as "additional" risks. To reduce potential investor confusion, such risk factors were not repeated in the "additional" risks section of the Prospectus/Proxy Statement for the Acquiring Fund or the Fund (as applicable); rather, such risk factors were indicated as not "principal" risks of the Acquiring Fund or the Fund (as applicable) by a parenthetical (as referenced above). In light of the Staff's comment, in each instance that the Staff has observed an apparent inconsistency, the parenthetical will be deleted and the following will be added at the end of the respective risk factor in the Amendment:

The [Acquiring Fund's/Fund's] Prospectus lists [title of risk factor] as an additional risk, not a principal risk.

9.	Staff Comment: The parenthetical preceding Portfolio turnover risk states that such risk is "[n]ot a principal risk of the Acquiring Fund." The Staff notes, however, that the Acquiring Fund had a portfolio turnover rate during its most recent fiscal year of 293.18%, which is substantially higher than that of the Fund during its most recent fiscal year (173.15%). Please clarify this apparent inconsistency. In addition, to the extent necessary, please revise the disclosure relating to the comparison of investment strategies between the Acquiring Fund and the Fund to reflect the manner in which the Acquiring Fund engages in short-term trading.

Response: Although not a principal investment strategy, each fund may invest in mortgage-related securities, including engaging in mortgage dollar roll transactions which are similar to repurchase agreements and thus have a disproportionate effect on portfolio turnover rates. Excluding mortgage dollar roll transactions, the portfolio turnover rate for the respective fund's most recent fiscal year was 123% for the Fund and 125% for the Acquiring Fund. Disclosure of the portfolio turnover rate for the respective fund's most recent fiscal year, excluding mortgage dollar roll transactions, will be added to the Amendment. In addition, for each of the last four other fiscal year ends of the respective fund, the Fund's portfolio turnover rate has been higher, and in three of those years significantly higher, than that of the Acquiring Fund. Accordingly, there is no apparent inconsistency.

10.	Staff Comment: The last sentence of the fourth paragraph of Summary—Fees and Expenses states:

In addition, the total expense ratio of the Acquiring Fund's Class A, Class C, Class I and Class Y shares, as adjusted showing the effect of the consummation of the Reorganization, based on the fees and expenses of each fund as of its last fiscal year end (without reflecting the current fee waivers and expense reimbursements) are estimated to be lower than the total expense ratio of the corresponding class of shares of the Fund. (emphasis added)

The Staff notes that pro forma fees for the Acquiring Fund, after giving effect to the reorganization, must be based on current fees. See Item 3(a) of Form N-14. The Staff interprets this Item to require the fee table in the Prospectus/Proxy Statement to reflect current fees (unlike Form N-1A, which requires the fee table to reflect fees as of a fund's last fiscal year), but be presented in the format required by Form N-1A.

Securities and Exchange Commission

June 29, 2018

Response: The fee tables presented in the Prospectus/Proxy Statement, including the pro forma fees of the Acquiring Fund (after giving effect to the reorganization), will be revised in the Amendment to reflect current fees, as required by Item 3(a) of Form N-14.

11.	Staff Comment: The Staff notes that the pro forma "Other expenses" shown in the fee table for each share class are substantially lower than the "Other expenses" of the Acquiring Fund prior to giving effect to the reorganization. Please supplementally explain the reason for such discrepancy.

Response: In light of the fact that, as of April 30, 2018, the Fund had net assets of approximately $537.2 million and the Acquiring Fund had net assets of approximately $41.5 million, the Acquiring Fund's fixed expenses (after giving effect to the reorganization) will be spread across a larger asset base in the combined fund, which will result in a reduction of "Other expenses."

12.	Staff Comment: In a footnote to the fee table for each share class, it is disclosed that:

Dreyfus has contractually agreed, until April 30, 2019, to waive receipt of its fees and/or assume the expenses of the Acquiring Fund so that total fund operating expenses (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 0.45%. On or after April 30, 2019, Dreyfus may terminate this expense limitation at any time.

In light of the fact that this expense limitation agreement is only in effect until April 30, 2019 (and will therefore not be in effect for at least one year from the effective date of the Registration Statement), it is not permitted to be reflected in the fee tables. However, the expense limitation agreement may be disclosed elsewhere in the Prospectus/Proxy Statement, but it is not permitted to be reflected in the fee tables or expense examples.

Response: In the Amendment, the above-referenced expense limitation will not be reflected in the fee tables or expense examples.

13.	Staff Comment: The first sentence of the first paragraph of Summary—Past Performance states:

The Acquiring Fund commenced operations after all of the assets of another investment company advised by INA (the "predecessor fund") were transferred to the Acquiring Fund in exchange for Class Y shares of the Acquiring Fund in a tax-free reorganization on February 2, 2018.

Please supplementally explain whether the currently proposed reorganization was contemplated by management of the Acquiring Fund at the time the reorganization of the predecessor fund into the Acquiring Fund was proposed. If so, please supplementally explain why that reorganization and the currently proposed reorganization were not effected at the same time. If not, please supplementally explain the considerations that led management of the Acquiring Fund to propose the current reorganization.

Response: Management has advised that the currently proposed reorganization was not contemplated by management of the Acquiring Fund at the time the reorganization of the predecessor fund into the Acquiring Fund was proposed.

Securities and Exchange Commission

June 29, 2018

14.	Staff Comment: The third sentence of the first paragraph of Summary—Past Performance states: "The bar chart for the Acquiring Fund shows the changes in the performance of the Acquiring Fund's Class A shares from year to year based on the performance of the predecessor fund's shares, and the bar chart for the Fund shows the changes in the performance of the Fund's Class A shares from year to year." Please disclose that the performance of the Acquiring Fund is based on the performance of the predecessor fund's shares.

Response: Disclosure noting that the performance of the Acquiring Fund is based on the performance of the predecessor fund will be added to relevant disclosure in the Amendment. We note that the above-referenced disclosure currently states the performance of the Acquiring Fund is "based on the performance of the predecessor fund's shares."

15.	Staff Comment: In several instances in the Prospectus/Proxy Statement, it is stated that the Acquiring Fund had a better performance record than the Fund for the one- and five-year periods ended December 31, 2017. The Staff notes, however, that the year-to-date performance of the Acquiring Fund is less than that of the Fund, as of March 31, 2018. Please consider disclosing this fact in each instance that the performance records of the Acquiring Fund and the Fund are compared in the Prospectus/Proxy Statement. Please also clarify that the performance of the Acquiring Fund is based on the performance of the predecessor fund's shares.

Response: To the extent year-to-date performance of the Acquiring Fund as of June 30, 2018 is less than that of the Fund, the above-referenced disclosure will be revised in the Amendment to state as such. As noted in above response, the disclosure also will be revised in the Amendment to state that the performance of the Acquiring Fund is based on the performance of the predecessor fund's shares.

16.	Staff Comment: Please clarify if the predecessor fund had the same investment strategy and policies as the Acquiring Fund and, if not, please explain why it is not misleading to state that the Acquiring Fund's performance record is better than that of the Fund.

Response: The Acquiring Fund was established solely for the purpose of effecting the reorganization with the predecessor fund, and thereafter inherited the predecessor fund's performance and financial records. The predecessor fund had the same investment objective and substantially similar investment strategies as the Acquiring Fund. The primary difference between the permissible investment policies of the Acquiring Fund and the predecessor fund is that the Acquiring Fund is permitted to invest up to 25% of its net assets, whereas, the predecessor fund was permitted to invest up to 20% of its total assets, in fixed-income securities rated below investment grade. This difference in permissible investment policies is not deemed to be material.

17.	Staff Comment: The first and second sentences of the third paragraph of Summary—Past Performance state: "Performance for the Acquiring Fund's Class A, C, I and Y shares for the periods prior to February 2, 2018 represents the performance of the predecessor fund's shares adjusted to reflect any applicable sales charges. Such performance figures have not been adjusted to reflect applicable class fees and expenses; if such fees and expenses had been reflected, the performance shown for Class A and C shares of the Acquiring Fund would have been lower." Please clarify whether, after adjusting for applicable class fees and expenses, the performance of the Acquiring Fund would have been lower than that of the Fund.

Securities and Exchange Commission

June 29, 2018

Response: In the Amendment, the performance for Class Y shares of the Acquiring Fund will be substituted for the performance for Class A shares of the Acquiring Fund. The expense structure of Class Y shares of the Acquiring Fund most closely aligns with that of the single share class of the predecessor fund, all of the shares of which were exchanged for Class Y shares of the Acquiring Fund in the reorganization of the predecessor fund.

18.	Staff Comment: Throughout the section entitled Reasons for the Reorganization, references are made to the Company's Board and the Acquiring Company's Board. Please clarify why the references are not instead to the Fund's Board and the Acquiring Fund's Board, respectively.

Response: The Fund and the Acquiring Fund are series of the Company and the Acquiring Company, respectively. Therefore, the Fund and the Acquiring Fund do not have a Board of Directors independent of the Company and the Acquiring Company, respectively. Nevertheless, to eliminate potential investor confusion, references to the Company's Board and the Acquiring Company's Board will be revised in the Amendment to the "Board for the Fund" and the "Board for the Acquiring Fund," respectively, in this section.

19.	Staff Comment: In the second paragraph of Reasons for the Reorganization, please clarify that the Fund is larger than the Acquiring Fund.

Response: The first sentence of the second paragraph of Reasons for the Reorganization will be revised in the Amendment as follows:

The Board for the Acquiring ~~Company's Board~~Fund considered that the Reorganization presents an opportunity for the Acquiring Fund (which has less assets than the Fund) to acquire substantial investment assets without the obligation to incur transaction costs that a fund normally incurs when purchasing securities.

20.	Staff Comment: In the third paragraph of Reasons for the Reorganization, it is disclosed that each Board considered six factors in determining whether to recommend approval of the reorganization. Please revise this disclosure to specifically state the conclusions reached by each Board with respect to each of the six factors. In addition, please disclose whether each Board considered any material adverse factors in determining whether to recommend approval of the reorganization.

Response: The third paragraph of Reasons for the Reorganization describes the factors considered by each Board and will be revised in the Amendment to provide state the conclusions reached by each Board with respect to the factors as follows:

In determining whether to recommend approval of the Reorganization, each Board considered the following factors: (1) the compatibility of the Fund's and the Acquiring Fund's investment objective, management policies and restrictions, as well as shareholder services offered by the Fund and the Acquiring Fund, concluding that such objectives, policies, restrictions, and services were substantially similar; (2) the terms and conditions of the Reorganization and whether the Reorganization would result in dilution of shareholder interests, concluding that the terms and conditions were reasonable and that there would be no dilution of shareholder interests; (3) information regarding the fees and expenses, including the management fees and net and total annual expense ratios, of the Fund and the Acquiring Fund, as well as the estimated total annual expense ratio of the combined fund, concluding that the combined fund would have a lower management fee and, based on estimates provided by management, lower total expense ratios after the Reorganization than the Fund; (4) the relative performance of the Fund and the Acquiring Fund, concluding that the Acquiring Fund (based on the performance of the predecessor fund's shares) had a better performance record than the Fund for the one- and five-year periods ended December 31, 2017; (5) the tax consequences of the Reorganization, concluding that the Reorganization will not be a taxable event for federal income tax purposes based on an opinion of counsel; and (6) the costs to be incurred by the Fund in connection with the Reorganization, concluding that the expenses relating to the Reorganization would be borne by the Fund because the Reorganization will permit Fund shareholders to pursue substantially similar investment goals in a combined fund with a lower management fee and estimated lower total expense ratios.

Securities and Exchange Commission

June 29, 2018

21.	Staff Comment: The second sentence of the fifth paragraph of Information about the Reorganization states: "The total expenses of the Reorganization, for legal and accounting expenses, outside solicitation firm costs, printing, postage, proxy out-of-pocket costs and proxy solicitation, mailing, reporting and tabulation costs, and regulatory filing fees, are expected to be approximately $410,000." Please disclose whether any costs are excluded from this estimate.

Response: The above-referenced disclosure will be revised in the Amendment as follows:

The total expenses of the Reorganization, for legal and accounting expenses, outside solicitation firm costs, printing, postage, proxy out-of-pocket costs and proxy solicitation, mailing, reporting and tabulation costs, and regulatory filing fees, are expected to be approximately $~~410,000.~~410,000 (such amount does not reflect any costs associated with portfolio transactions).

22.	Staff Comment: The first sentence of Information about the Reorganization—Sale of Portfolio Securities states: "If the Reorganization is approved by Fund shareholders, a significant percentage of the Fund's portfolio securities may be sold by the Fund before consummation of the Reorganization, subject to any restrictions imposed by the Code with respect to the tax-free nature of the Reorganization." Please disclose the approximate percentage of the Fund's portfolio securities that may be sold by the Fund before consummation of the Reorganization.

Response: The above-referenced disclosure will be revised in the Amendment as follows:

If the Reorganization is approved by Fund shareholders, a significant percentage of the Fund's portfolio securities (currently estimated to be up to approximately 55% of the Fund's net assets) may be sold by the Fund before consummation of the Reorganization, subject to any restrictions imposed by the Code with respect to the tax-free nature of the Reorganization.

Securities and Exchange Commission

June 29, 2018

23.	Staff Comment: In the table under Voting Information—Ownership of Shares, please confirm and clarify that the column titled "Before Reorganization" reflects ownership percentages of the Fund before the Reorganization, and that the column titled "After Reorganization" reflects ownership percentages of the combined fund after the Reorganization. In addition, please confirm the ownership percentages disclosed for shareholders of Class A and Class Y, as the Staff notes that these shareholders are shown as owning a greater percentage of the combined fund after the Reorganization than they currently own of the Fund before the Reorganization. The Staff typically observes that shareholders will own a smaller percentage of the combined fund after a reorganization than they currently own of the target fund before the reorganization.

Response: In the Amendment, the column titled "Before Reorganization" will be revised to include "Fund" as a subheading, and the column titled "After Reorganization" will be revised to "Pro Forma After Reorganization" and will include "Acquiring Fund" as a subheading. In addition, management has confirmed that the ownership percentages disclosed for shareholders of Class A and Class Y in the above-referenced table are accurate. The incremental increase in the percentage of the referenced shareholder's ownership in the combined fund results from the adjustments made to the total net assets and net asset value per share of the combined fund after consummation of the Reorganization.

Part C

24.	Staff Comment: As the Registrant intends to request acceleration of the effective date of the Registration Statement pursuant to Rule 461 under the Securities Act of 1933 (the "Securities Act"), please revise Part C of the Registration Statement to include the indemnification undertaking required by Rule 484 under the Securities Act.

Response: The requested revision will be made in the Amendment.

* * *

Should members of the Staff have any questions or comments, please contact me at 212.969.3722 or, in my absence, contact David Stephens at 212.969.3357.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

cc:	David Stephens

Jeff Prusnofsky